



Richard Butts

District Manager at First Republic Bank

San Francisco, California

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First Republic Bank

University of Hawaii at Manoa

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500+ connections

Founded in 1985, First Republic Bank provides Private Banking, Private Business Banking, and Private Wealth Management, including investment, trust and brokerage services. First Republic specializes in delivering exceptional relationship-based service, with a solid commitment to responsiveness and ac...

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Check out the women who are changing what it means to be a...
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Market Update: A Hike or Two More Will Not Thwart this Expansion; W...
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Our perspective of time can change as we age and it impacts the decisions...
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Here are 5 must-know money tips to help new attorneys plan for thei...
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Experience



First Republic Bank

First Republic Bank
5 yrs 1 mo

District Manager
Jul 2015 – Present · 3 yrs 4 mos
East Bay, CA

Manager
Sep 2014 – Jul 2015 · 11 mos
Embarcadero, San Francisco

Manager of Embarcadero Office in the financial district of San Francisco

Relationship Manager, Eagle Lending
Oct 2013 – Sep 2014 · 1 yr
San Francisco / Portland

Lending Officer / Relationship Manager for First Republic Bank in San Francisco, Ca and Portland, Or



Bank of Hawaii

Bank of Hawaii
8 yrs 11 mos



Regional Manager, VP
Jul 2011 – Jul 2013 · 2 yrs 1 mo

Managed the Bank of Hawaii territory consisting of the West, Central, and North Shore areas on the island of Oahu



Manager / Banking Center Manager
Sep 2004 – Jul 2011 · 6 yrs 11 mos
Several Locations

Education



University of Hawaii at Manoa

University of Hawaii at Manoa
Master of Business Administration (MBA), Business Administration and Management, General
2009 – 2011



San Francisco State University

San Francisco State University
Bachelor's degree, Journalism

Volunteer Experience



Boys and Girls Club of Hawaii, Charles Spalding

Board Member
Boys and Girls Club of Hawaii, Charles Spalding
2008 – 2010 • 2 yrs
Children



Honolulu Habitat for Humanity

Board Member
Honolulu Habitat for Humanity
2011 – 2013 • 2 yrs



